As filed with  the Securities and Exchange Commission on July 20, 2004
                                                   Registration No. 333 - 117149
================================================================================

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                ----------------

                                  PRE-EFFECTIVE
                               AMENDMENT NO. 2 TO
                                    FORM F-6
                             REGISTRATION STATEMENT
                                      UNDER
     THE SECURITIES ACT OF 1933 FOR AMERICAN DEPOSITARY SHARES EVIDENCED BY
                          AMERICAN DEPOSITARY RECEIPTS

                                ----------------

                            LG.Philips LCD Co., Ltd.
   (Exact name of issuer of deposited securities as specified in its charter)

                                ----------------

                                      [N/A]
                   (Translation of issuer's name into English)

                                ----------------

                              The Republic of Korea
            (Jurisdiction of incorporation or organization of issuer)

                                ----------------

                                 CITIBANK, N.A.
             (Exact name of depositary as specified in its charter)

                                ----------------
                                 111 Wall Street
                            New York, New York 10043
                                 (212) 657-2026
  (Address, including zip code, and telephone number, including area code, of depositary's principal executive offices)

                                ----------------

                           LG.Philips LCD America Inc.
                              150 East Brokaw Road
                           San Jose, California 95112
                                 (408) 350-7723
  (Address, including zip code, and telephone number, including area code, of agent for service)

                            -------------------------

                                   Copies to:

           Jinduk Han, Esq.                        Herman H. Raspe, Esq.
          Sung K. Kang, Esq.                Patterson, Belknap, Webb & Tyler LLP
 Cleary, Gottlieb, Steen & Hamilton             1133 Avenue of the Americas
         Bank of China Tower                     New York, New York 10036
1 Garden Road, Central, Hong Kong, SAR
     People's Republic of China

                            -------------------------

It is proposed that this filing become effective under Rule 466:
                                                    |_| immediately upon filing.
                                                    |_|  on (Date) at (Time).

If a separate registration statement has been filed to register the deposited shares, check the following box : |_|

                            -------------------------

                         CALCULATION OF REGISTRATION FEE

-----------------------------------------------------------------------------------------------------------------------------
                                                              Proposed Maximum      Proposed Maximum
       Title of Each Class of              Amount to be        Aggregate Price     Aggregate Offering        Amount of
     Securities to be Registered            Registered            Per Unit*               Price**         Registration Fee
-----------------------------------------------------------------------------------------------------------------------------
American Depositary Shares, every two       N/A                    N/A               N/A                     N/A
(2) ADSs representing one (1) Share
of common stock, par value 5,000 Won
per share, of LG.Philips LCD Co., Ltd.
-----------------------------------------------------------------------------------------------------------------------------

*     Each unit represents 100 American Depositary Shares.
** Estimated solely for the purpose of calculating the registration fee. Pursuant to Rule 457(k), such estimate is computed on the basis of the maximum aggregate fees or charges to be imposed in connection with the issuance of American Depositary Shares.

--------------------------------------------------------------------------------

      The Registrant hereby amends this Pre-Effective Amendment No. 2 to Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Pre-Effective Amendment No. 2 to Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, or until this Pre-Effective Amendment No. 2 to Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

      This Pre-Effective Amendment No. 2 to Registration Statement may be executed in any number of counterparts, each of which shall be deemed an original, and all of such counterparts together shall constitute one and the same instrument.

                                     PART I

                       INFORMATION REQUIRED IN PROSPECTUS

                              Cross Reference Sheet

Item 1. DESCRIPTION OF SECURITIES TO BE REGISTERED

                                                                   Location in Form of American
                                                                   Depositary Receipt ("Receipt")
Item Number and Caption                                            Filed Herewith as Prospectus
-----------------------                                            -------------------------------------------------
1.   Name of Depositary and address of its principal executive     Face of Receipt - Introductory Article and last
     office                                                        sentence on Face.

2.   Title of Receipts and identity of deposited securities        Face of Receipt - Top Center.

Terms of Deposit:

       (i)    The amount of deposited securities represented by    Face of Receipt - Upper right corner.
              one American Depositary Share ("ADSs")

       (ii)   The procedure for voting, if any, the deposited      Reverse of Receipt - Paragraphs (13)
              securities                                           and (14).

       (iii)  The collection and distribution of dividends         Reverse of Receipt - Paragraph (12).

       (iv)   The transmission of notices, reports and proxy       Reverse of Receipt - Paragraphs (12), (14) and (16).
              soliciting material

       (v)    The sale or exercise of rights                       Reverse of Receipt - Paragraphs (12)
                                                                   and (13).

       (vi)   The deposit or sale of securities resulting from     Face of Receipt - Paragraph (3);
              dividends, splits or plans of reorganization         Reverse of Receipt - Paragraphs (12) and (13).

       (vii)  Amendment, extension or termination of the deposit   Reverse of Receipt - Paragraphs (21) and (22) (no
              agreement                                            provision for extensions).

       (viii) Rights of holders of Receipts to inspect the         Reverse of Receipt - Paragraph (16).
              transfer books of the Depositary and the list of
              holders of ADSs

                                                                   Location in Form of American
                                                                   Depositary Receipt ("Receipt")
Item Number and Caption                                            Filed Herewith as Prospectus
-----------------------                                            -------------------------------------------------
       (ix)   Restrictions upon the right to deposit or withdraw   Face of Receipt - Paragraphs (2), (4) and (5);
              the underlying securities                            Reverse of Receipt - Paragraphs (6), (7), (10) and
                                                                   (13).

       (x)    Limitation upon the liability of the Depositary      Face of Receipt - Paragraph (2);
                                                                   Reverse of Receipt - Paragraph (18) and (20).

       (xi)   Fees and charges which may be imposed directly or    Reverse of Receipt - Paragraph (7).
              indirectly on holders of ADSs

Item 2.           AVAILABLE INFORMATION                            Reverse of Receipt - Paragraph (11).

      The Company is subject to the periodic reporting requirements of the Securities Exchange Act of 1934, as amended, and, accordingly, files certain reports with the United States Securities and Exchange Commission (the "Commission"). These reports can be inspected by holders of Receipts and copied at public reference facilities maintained by the Commission located at Judiciary Plaza, 450 Fifth Street, N.W. (Room 1024), Washington D.C. 20549, and at the principal office of the depositary.

                                   PROSPECTUS

      The Prospectus consists of the proposed form of American Depositary Receipt included as Exhibit A to the Form of Deposit Agreement filed as Exhibit (a) to this Pre-Effective Amendment No. 2 to Registration Statement on Form F-6 and is incorporated herein by reference.

                                     PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

Item 3. EXHIBITS

      (a) Form of Deposit Agreement, by and among LG.Philips LCD Co., Ltd., (the "Company"), Citibank, N.A., as depositary (the "Depositary"), and all Holders and Beneficial Owners of American Depositary Shares evidenced by the American Depositary Receipts issued thereunder (the "Deposit Agreement"). -- Filed herewith as Exhibit (a).

      (b) Any other agreement to which the Depositary is a party relating to the issuance of the American Depositary Shares registered hereunder or the custody of the deposited securities represented thereby. -- None.

      (c) Every material contract relating to the deposited securities between the Depositary and the issuer of the deposited securities in effect at any time within the last three years. -- None.

      (d) Opinion of counsel for the Depositary as to the legality of the securities to be registered. -- Previously filed as Exhibit (d) to Registration Statement on Form F-6 filed with the Commission on July 6, 2004 (Registration No. 333-117149).

      (e)   Certificate under Rule 466. -- None.

      (f) Powers of Attorney for certain officers and directors and the authorized representative of the Company. -- Previously filed as Exhibit (f) to Registration Statement on Form F-6 filed with the Commission on July 6, 2004 (Registration No. 333-117149).

Item 4. UNDERTAKINGS

      (a) The Depositary undertakes to make available at the principal office of the Depositary in the United States, for inspection by holders of the Receipts, any reports and communications received from the issuer of the deposited securities which are both (1) received by the Depositary as the holder of the deposited securities, and (2) made generally available to the holders of the underlying securities by the issuer.

      (b) If the amount of fees charged is not disclosed in the prospectus, the Depositary undertakes to prepare a separate document stating the amount of any fee charged and describing the service for which it is charged and to deliver promptly a copy of such fee schedule without charge to anyone upon request. The Depositary undertakes to notify each registered holder of a Receipt thirty (30) days before any change in the fee schedule.

                                   SIGNATURES

      Pursuant to the requirements of the Securities Act of 1933, as amended, Citibank, N.A., acting solely on behalf of the legal entity created by the Deposit Agreement, by and among LG.Philips LCD Co., Ltd., Citibank, N.A., as depositary, and all Holders and Beneficial Owners from time to time of American Depositary Shares evidenced by American Depositary Receipts to be issued thereunder, certifies that it has reasonable grounds to believe that all the requirements for filing on Form F-6 are met and has duly caused this Pre-Effective Amendment No. 2 to Registration Statement on Form F-6 to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of New York, State of New York, on the 19th day of July, 2004.

                                    Legal entity created by the Deposit
                                    Agreement under which the American
                                    Depositary Receipts evidencing American
                                    Depositary Shares registered hereunder are to be issued, every two (2) American Depositary Shares representing one (1) share of common stock, par value 5,000 Won per share, of LG.Philips LCD Co., Ltd.

                                    CITIBANK, N.A., solely in its capacity as Depositary


                                    By: /s/ Susan A. Lucanto
                                        ----------------------------------------
                                        Name: Susan A. Lucanto
                                        Title: Vice President

                                   SIGNATURES

      Pursuant to the requirements of the Securities Act of 1933, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form F-6 or amendment thereto and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Seoul, The Republic of Korea, on July 19, 2004.

                                    LG.PHILIPS LCD CO., LTD.


                                    By /s/ Ron H. Wirahadiraksa
                                       ----------------------------------------
                                       Name:  Ron H. Wirahadiraksa
                                       Title: Joint Representative Director,
                                              Senior Executive Vice-President
                                              and Chief Financial Officer

      Pursuant to the requirements of the Securities Act of 1933, this Registration Statement or amendment thereto has been signed by the following persons in the capacities indicated below on July 19, 2004.

             Signature                  Title
             ---------                  -----


/s/ Ron H. Wirahadiraksa*               Chairman of the Board of Directors
----------------------------------
            Ad Huijser


/s/ Ron H. Wirahadiraksa*               Vice-Chairman of the Board of Directors
----------------------------------
         Frans van Houten


/s/ Ron H. Wirahadiraksa*               Joint Representative Director, Vice
----------------------------------      Chairman and Chief Executive Officer
           Bon Joon Koo


/s/ Ron H. Wirahadiraksa*               Joint Representative Director, Senior
----------------------------------      Executive Vice-President and Chief
       Ron H. Wirahadiraksa             Financial Officer (Principal Accounting
                                        Officer)


/s/ Ron H. Wirahadiraksa*               Director
----------------------------------
          Young Chan Kim


/s/ Ron H. Wirahadiraksa*               Director
----------------------------------
           Woo Hyun Paik

* Attorney-in-Fact

                    SIGNATURE OF AUTHORIZED REPRESENTATIVE OF
                            LG.PHILIPS LCD CO., LTD.

      Pursuant to the Securities Act of 1933, as amended, the undersigned, the duly authorized representative in the United States of LG.Philips LCD Co., Ltd., has signed this Registration Statement or amendment thereto in the City of San Jose, State of California, on the 19th day of July, 2004.


                                    LG.PHILIPS LCD AMERICA INC.


                                    By /s/ Hosung Kim
                                       -----------------------------------------
                                       Name:  Hosung Kim
                                       Title: President

                                Index to Exhibits

                                                                   Sequentially
Exhibit             Document                                       Numbered Page
-------             --------                                       -------------

(a)                 Form of Deposit Agreement